SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
24 March 2011

Number 10/11

EXPANSION OF HUNTER VALLEY ENERGY COAL

BHP Billiton today announced approval of a US$400 million investment to expand Hunter Valley Energy Coal in New South Wales, Australia.

The expansion, known as the RX1 Project (RX1), will enable Mt Arthur Coal’s run-of-mine thermal coal production to increase by 4 million tonnes per annum (mtpa), to approximately 24 mtpa. RX1 is substantially a mine only expansion without an associated increase in coal preparation plant capacity.

RX1 is expected to deliver first production in the second half of the 2013 calendar year. In addition to the employment generated by the project during construction, the RX1 expansion is expected to generate approximately 300 new, full time jobs.

BHP Billiton Energy Coal President, Jimmy Wilson, said “The emergence of demand for coal in the key growth markets allows us to get product to market quickly, ahead of further coal preparation plant expansions. Importantly, the RX1 Project will take advantage of existing port capacity and future expansion options will be supported by Mt Arthur Coal’s large, low cost resource and the ability to expand the coal processing facilities.”

BHP Billiton owns 100 percent of Mt Arthur Coal through Hunter Valley Energy Coal Pty Ltd.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary